EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports 30 Per Cent Increase in Second Quarter Comparable Earnings to $357 Million, or $0.51 Per Share

CALGARY, Alberta – July 28, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for second quarter 2011 of $357 million or $0.51 per share. Net income attributable to common shares was $353 million or $0.50 per share. TransCanada’s Board of Directors also declared a quarterly dividend of $0.42 per common share for the quarter ending September 30, 2011, equivalent to $1.68 per share on an annualized basis.

“We continue to experience strong earnings and cash flow growth as our company realizes the benefits of major projects that have started operations over the last year,” said Russ Girling, TransCanada’s president and chief executive officer.  “Those benefits have translated into a 30 per cent increase in comparable earnings for the second quarter of 2011, compared to the same period in 2010.”

TransCanada has completed and brought into service more than $10 billion of assets under its capital growth program.  Most recently, the Company’s Guadalajara pipeline began shipping natural gas in Mexico in mid June.  In early May, TransCanada’s Coolidge Generating Station began producing power in Arizona under a 20-year power purchase arrangement (PPA) with a local utility.

Earlier in 2011 and in 2010, the company brought into service the first and second phases of the Keystone oil pipeline system, the Bison and Groundbirch natural gas pipelines, Maine’s largest wind project – Kibby Wind, the Halton Hills Generating Station in Ontario and the North Central Corridor gas pipeline in northern Alberta.

Looking forward, TransCanada is focused on completing the remaining projects that are part of its current capital program - the Keystone U.S. Gulf Coast Expansion (Keystone XL), additional extensions and expansions of the Alberta System, the Bruce Power restart program in Ontario and the Cartier Wind power project in Québec. Each is expected to generate long-term, sustainable earnings and cash flow as they begin operations.

Second Quarter Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

▪	Comparable earnings of $357 million, an increase of 30 per cent
▪	Comparable earnings per share of $0.51, an increase of 28 per cent
▪	Net income attributable to common shares of $353 million or $0.50 per share
▪	Comparable EBITDA of $1.139 billion, an increase of 23 per cent
▪	Funds generated from operations of $892 million
▪	Common share dividend of $0.42 per share for the quarter ending September 30, 2011
▪	Coolidge Generating Station commenced commercial operations in May followed by the Guadalajara natural gas pipeline in June
▪	Closed the sale of a 25 per cent interest in each of Gas Transmission Northwest LLC and Bison Pipeline LLC to TC PipeLines, LP for US$605 million

Comparable earnings for second quarter 2011 were $357 million ($0.51 per share) compared to $275 million ($0.40 per share) in the same period in 2010.  The increase was primarily due to incremental earnings from recently commissioned assets including Keystone, Halton Hills, Bison and Coolidge.  Also contributing to the year-over-year increase in earnings were higher Natural Gas Pipeline earnings from the Alberta System and ANR and higher Energy earnings from U.S. Power and Bruce A.  Partially offsetting these increases were higher interest costs and a lower contribution from Western Power and Bruce B.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
Regulatory review of Keystone XL is progressing.  The 45-day public comment period for the Supplemental Draft Environmental Impact Statement concluded June 6.  The U.S. Department of State (DOS) is processing the comments and has said it will release a Final Environmental Impact Statement in mid-August.  The DOS will then consult with other U.S. federal agencies during a 90-day period to determine if Keystone XL is in the national interest of the United States.  A final decision on a Presidential Permit for the project is expected by year’s end.

TransCanada remains committed to building a safe, reliable pipeline, using the most advanced technology and construction practices.  The Company voluntarily agreed to 57 additional conditions put forward by the U.S. Department of Transportation - Pipeline and Hazardous Materials Safety Administration – conditions that would see Keystone XL exceed existing industry standards.  The conditions include additional safety features such as more shut-off valves and increased pipeline inspections.

Natural Gas Pipelines:

•
The 307-kilometre (km) (191-mile) Guadalajara Pipeline began shipping natural gas on June 15 of this year. The US$360 million project has capacity to transport 500 million cubic feet per day (MMcf/d) of natural gas to a nearby power plant and 320 MMcf/d to the Pemex-owned national pipeline system near Guadalajara.  TransCanada and the Comisión Federal de Electricidad have agreed to add a US$60 million compressor station to the pipeline that is expected to be operational early in 2013.

•
TransCanada is preparing a comprehensive rate application for the Canadian Mainline that is expected to be submitted to the National Energy Board (NEB) by September 1, 2011, addressing tolls for 2012 and 2013.  The application will include changes to the business structure, toll design and services intended to improve the competitiveness of TransCanada’s regulated Canadian natural gas transportation infrastructure and the Western Canada Sedimentary Basin (WCSB).

The Mainline is a very important component of the North American gas delivery system.  Total deliveries averaged 5.9 billion cubic feet per day (Bcf/d) for the first six months of this year, making it the largest long haul gas transportation system on the continent.  Receipts from the WCSB continue to make up the majority of the volumes, averaging 3.6 Bcf/d for the first half of the year and peaking at 5.4 Bcf/d this past winter.

Successful new capacity open seasons for the Mainline concluded over the past 12 months, resulting in contractual agreements to ship a total of approximately 350 MMcf/d of Marcellus shale gas to eastern markets.  Gas deliveries from Niagara to the Toronto market are expected to begin at a rate of 230 MMcf/d in November 2012, increasing to 350 MMcf/d in November 2013.  An application for approval to construct $130 million of new pipeline infrastructure to accommodate these volumes was filed with the NEB July 18, 2011

There is ongoing shipper interest for additional capacity in the eastern part of the Canadian Mainline and more requests for service are expected over time.

•
The estimated $275 million Horn River natural gas pipeline project was approved by the NEB in January 2011 and construction began in March 2011, with a targeted completion date of second quarter 2012. The project will be further expanded and extended by approximately 100 kms (62 miles) at an estimated capital cost of $230 million.  As a result of the extension, additional contractual commitments of 100 MMcf/d are expected to commence in 2014, with volumes increasing to 300 MMcf/d by 2020.  The total contracted amount for Horn River, including the extension, is expected to be approximately 900 MMcf/d in 2020.

On June 24, 2011, the NEB approved the construction and operation of a 24-km (15-mile) extension of the Groundbirch natural gas pipeline. Construction is expected to commence in August 2011 with an in-service date of April 1, 2012 and an estimated capital cost of approximately $60 million. The project is required to service 250 MMcf/d of new transportation contracts.

TransCanada continues to advance further pipeline development in B.C. and Alberta to transport new natural gas supplies. The Company has filed several applications with the NEB requesting approval of expansions of the Alberta System to accommodate requests for additional natural gas transmission service throughout the northwest portion of the WCSB.  As of June 30, 2011, the NEB has approved pipeline projects with total capital costs estimated at $500 million.  Further pipeline projects with a total capital cost of approximately $700 million are before the NEB for approval.

The successful open seasons and ongoing business with Western Canadian producers have resulted in new contracts from both the Montney and Horn River shale gas formations. TransCanada has firm commitments to transport 2.9 Bcf/d from northeast British Columbia and northwest Alberta by 2014.  Further requests to transport significant additional volumes on the Alberta System from the northwest portion of the WCSB have been received.

Energy:

•
The 575 megawatt (MW), US$500 million Coolidge Generating Station went into service May 1.  All of the power produced at Coolidge is sold under a 20-year PPA with the Salt River Project, a local Arizona utility.

•
Loading of fuel into the refurbished Bruce A Unit 2 began in second quarter 2011 and was completed in July.  Fuel channel assembly was completed on Unit 1 during second quarter 2011, which was the final stage of Atomic Energy of Canada Limited’s work on the reactors. The work continues to transition from construction to commissioning.

Subject to regulatory approval, Bruce Power expects to achieve a first synchronization of the Unit 2 generator to the electrical grid by the end of 2011, with commercial operation expected to occur in first quarter 2012.  Fuel loading into Unit 1 is expected to begin in third quarter 2011, with a first synchronization of the generator during first quarter 2012 and commercial operation is expected to occur during third quarter 2012.

TransCanada's share of the total capital cost is expected to be approximately $2.4 billion. The Company has invested $2.1 billion as of June 30, 2011.

•
Construction continues on the five-stage, 590 MW Cartier Wind project in Québec. The 58 MW Montagne-Sèche project and phase one of the Gros-Morne wind farm with 101 MW are expected to be operational in December 2011.  The 111 MW Gros-Morne phase two is expected to be operational in December 2012. These are the fourth and fifth Québec-based wind farms of Cartier Wind, which are 62 per cent owned by TransCanada. All of the power produced by Cartier Wind is sold under a 20-year power purchase arrangement to Hydro-Québec.

•	The binding arbitration process to resolve the Sundance A power purchase arrangement dispute arising out of TransAlta Corporation’s claims of force majeure and economic destruction is underway.

The panel is expected to hold a hearing in March and April 2012.  Assuming the hearing concludes within the time allotted, TransCanada expects to receive a decision in mid-2012. As the limited information received to date does not support these claims, TransCanada continues to record revenues and costs under the PPA as though this event was a normal plant outage.

•
The July 2011 spot price for capacity sales in the New York Zone J market has settled at materially lower levels than prior periods resulting from the manner in which the New York Independent System Operator (NYISO) has treated price mitigation for a new power plant that recently began service in this market.

TransCanada believes that this treatment by the NYISO is in direct contravention of a series of Federal Energy Regulatory Commission (FERC) orders which direct how new entrant capacity is to be treated for the purpose of determining capacity price. TransCanada and a number of other parties have brought a series of complaints before the FERC. The outcome of the complaints and the long-term impact that this development may have on TransCanada’s operations at Ravenswood are unknown.

The demand curve reset process continues with the NYISO’s June 20, 2011 compliance filing resulting in an increased demand curve for 2011 to 2014. The FERC has not yet responded to this filing and, as a result, it is not yet known when the revised demand curves will be effective.

Corporate:

•
The Board of Directors of TransCanada declared a quarterly dividend of $0.42 per common share for the quarter ending September 30, 2011 on TransCanada’s outstanding common shares.  The quarterly amount is equivalent to $1.68 per common share on an annual basis.

•
In June, TransCanada filed a $2 billion Canadian medium-term notes base shelf prospectus to replace an April 2009, $2 billion prospectus, which expired in May 2011 and had remaining capacity of $2 billion.

•
The Company believes it has the capacity to fund its existing capital program through internally-generated cash flow, continued access to capital markets and liquidity underpinned by in excess of $4 billion of committed credit facilities. TransCanada’s financial flexibility is further bolstered by opportunities for portfolio management, including an ongoing role for TC PipeLines, LP (PipeLines LP).

•
On May 3, 2011, the Company completed the sale of a 25 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC to PipeLines LP for an aggregate purchase price of US$605 million, which included US$81 million or 25 per cent of GTN's debt and subject to customary closing adjustments.

In May 2011, PipeLines LP completed a public offering of 7,245,000 common units at a price of US$47.58 per unit, resulting in gross proceeds of approximately US$345 million. TransCanada contributed an additional approximate US$7 million to maintain its two per cent general partnership interest and did not purchase any other units. Upon completion of this offering, TransCanada’s ownership interest in PipeLines LP decreased from 38.2 per cent to 33.3 per cent.

Teleconference and Webcast – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast to discuss its 2011 second quarter financial results. Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and company developments before opening the call to questions from analysts and members of the media.

Event:
TransCanada 2011 second quarter financial results teleconference and webcast

Date:
Thursday, July 28, 2011

Time:
2:30 p.m. mountain daylight time (MDT) / 4:30 p.m. eastern daylight time (EDT)

How:
Analysts, members of the media and other interested parties are invited to participate by calling (866) 223-7781 or (416) 340-8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) August 4, 2011. Please call (800) 408-3053 or (905) 694-9451 (Toronto area) and enter pass code 5762531#.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules including anticipated construction and completion dates, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures
TransCanada uses the measures Comparable Earnings, Comparable Earnings per Share, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Comparable EBITDA, Earnings Before Interest and Taxes (EBIT), Comparable EBIT, Comparable Interest Expense, Comparable Interest Income and Other, Comparable Income Taxes and Funds Generated from Operations in this news release. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow and is generally used to better measure performance and evaluate trends of individual assets. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends. EBIT is a measure of the Company’s earnings from ongoing operations and is generally used to better measure performance and evaluate trends within each segment. EBIT comprises earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interests and preferred share dividends.

Comparable Earnings, Comparable EBITDA, Comparable EBIT, Comparable Interest Expense, Comparable Interest Income and Other, and Comparable Income Taxes comprise Net Income Attributable to Common Shares, EBITDA, EBIT, Interest Expense, Interest Income and Other, and Income Taxes Expense, respectively, adjusted for specific items that are significant but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating these non-GAAP measures, some of which may recur. Specific items may include but are not limited to certain fair value adjustments relating to risk management activities, income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and write-downs of assets and investments.

The table in the Non-GAAP Measures section of the Management’s Discussion and Analysis presents a reconciliation of these non-GAAP measures to Net Income Attributable to Common Shares. Comparable Earnings per Share is calculated by dividing Comparable Earnings by the weighted average number of common shares outstanding for the period.

Funds Generated from Operations comprise Net Cash Provided by Operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily be reflective of underlying operations in the same period. A reconciliation of Funds Generated from Operations to Net Cash Provided by Operations is presented in the Second Quarter 2011 Financial Highlights table in this news release.

Media Enquiries:	Terry Cunha/Shawn Howard	403.920.7859 800.608.7859
Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522

Second Quarter 2011 Financial Highlights

Operating Results

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2011	2010	2011	2010

Revenues	2,143	1,923	4,386	3,878

Comparable EBITDA(1)	1,139	928	2,364	1,929

Net Income Attributable to Controlling Interests	367	295	796	598

Net Income Attributable to Common Shares	353	285	768	581

Comparable Earnings(1)	357	275	782	603

Cash Flows
Funds generated from operations(1)	892	935	1,811	1,658
Decrease/(increase) in operating working capital	8	(310)	98	(201)
Net cash provided by operations	900	625	1,909	1,457

Capital Expenditures	655	992	1,439	2,268

Common Share Statistics

	Three months ended June 30		Six months ended June 30
(unaudited)	2011	2010	2011	2010

Net Income per Share - Basic	$0.50	$0.41	$1.10	$0.84

Comparable Earnings per Share(1)	$0.51	$0.40	$1.12	$0.87

Dividends Declared per Share	$0.42	$0.40	$0.84	$0.80

Basic Common Shares Outstanding (millions)
Average for the period	702	689	700	688
End of period	703	690	703	690

(1)	Refer to the Non-GAAP Measures section in this news release for further discussion of Comparable EBITDA, Comparable Earnings, Funds Generated from Operations and Comparable Earnings per Share.